August 30, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3628

Re:	Alloy, Inc.
Schedule 13E-3 (the “Schedule 13E-3”)
Filed on July 21, 2010
File No. 005-58053

Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”)
Filed on July 21, 2010
File No. 000-26023

Dear Mr. Jacobson:

On behalf of Alloy, Inc. (the “Company”), we are transmitting for filing the Company’s revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 of the Company, Alloy Media Holdings, L.L.C., Lexington Merger Sub Inc., ZM Capital, L.P., Matthew C. Diamond, James K. Johnson, Jr. and Leslie Morgenstein (collectively, the “Filing Persons”). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated August 16, 2010 relating to the Company’s preliminary proxy statement and the Filing Persons’ original Schedule 13E-3, each filed with the Commission on July 21, 2010. We have incorporated the Staff’s comments into this response letter and have provided the Company’s responses below each comment.

We represent the Company only. To the extent any response relates to information concerning any of the other Filing Persons, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Schedule 13E-3

General

1.	It appears that ZelnickMedia, Private Equity Direct Partnership II (QP), LP, Hudson River Co-Investment Fund, LP, NPE Caspian I B, LP, Rosemont Solebury Co-

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August 30, 2010

Investment Fund, LP, and Rosemont Solebury Co-Investment Fund (Offshore), LP are affiliates engaged, directly or indirectly, in the going private transaction. Please revise to include them as filing persons and to include all required disclosure. Alternatively, please advise us why this is not necessary. For guidance, refer to Question 101.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response: ZM Capital L.P. (“ZM Capital”), which we also sometimes refer to in the Schedule 13E-3 and Proxy Statement as “ZelnickMedia”, has already been included as a filing person on the Schedule 13E-3 in accordance with the requirements of Rule 13e-3 and the relevant guidance.

However, we respectfully advise the Staff that, after careful consideration prior to filing the Preliminary Proxy Statement, the Company and Parent have determined that none of Private Equity Direct Partnership II (QP), LP, Hudson River Co-Investment Fund, LP, NPE Caspian I B, LP, Rosemont Solebury Co-Investment Fund, LP and Rosemont Solebury Co-Investment Fund (Offshore), LP (each a “Co-Investor” and together, the “Co-Investors”), are affiliates of the Company nor of any intermediate or ultimate parent of the Company. The Company and Parent have considered, among other sources, Rule 13e-3 under the Securities Exchange Act of 1934, as amended (“Rule 13e-3”), the Staff’s analysis and interpretive position set forth in Question 101.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions (the “Interpretative Release”), Exchange Act Rule 13e-3, and Schedule 13E-3, and Section III of Release No. 34-17719 in making this determination.

Rule 13e-3 only requires the filing of Schedule 13E-3 by the issuer and its affiliates. Rule 13e-3 defines an affiliate of an issuer as a “person that directly or indirectly controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 defines control as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person.” Although equity holdings are a factor in considering whether a party is an affiliate of an issuer, it is this element of control that is fundamental to the concept of an “affiliate” as defined in Rule 13e-3. Determining control is highly dependent upon specific facts and circumstances. We believe the facts and circumstances demonstrate that the Co-Investors are not affiliates of the Company nor of any intermediate or ultimate parent of the Company because they do not have, have never had, and are not expected to have in the future, the power to direct or cause the direction of the management and policies of the Company and, therefore, do not and have never controlled, been controlled by or under common control with, and are not expected in the future to control, be controlled by, or be under common control with, the Company within the meaning of Rule 13e-3 and Rule 12b-2.

The Staff has referred us to Question 101.02 of the Interpretative Release in which response it was noted by the Staff that where the purchaser in a Rule 13e-3 transaction creates a merger subsidiary or other acquisition vehicle to effect the transaction, the Staff will “look through the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle.” Parent was formed by representatives of ZM Capital for the purposes of entering into the merger agreement and consummating the transactions contemplated therein and none of the Co-Investors currently own, or have ever owned, directly

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or indirectly, any shares of capital stock of Parent or Merger Sub. Therefore, ZM Capital is able to, in its sole discretion, control the actions of Parent and Merger Sub prior to the consummation of the transactions contemplated by the merger agreement, including any actions in respect of Parent’s or Merger Sub’s obligations or exercise of rights under the merger agreement.

Each Co-Investor has entered into a separate Letter Agreement (filed as Exhibits (a)(9) through (12) to the Schedule 13E-3 filed on July 21, 2010) with Parent in which each Co-Investor committed to purchase up to a certain amount of equity in Parent (each an “Equity Commitment”), subject to reduction in Parent’s sole discretion in the event that Parent does not require the full amount of the Equity Commitment. Parent’s ability to reduce each Co-Investor’s Equity Commitment is unrestricted, subject to each Co-Investor’s right to terminate its Equity Commitment if such Equity Commitment is reduced below certain thresholds specified in the Letter Agreements. Each of the Co-Investors and ZM Capital have also entered into an Interim Investors Agreement (the “Interim Investors Agreement”) with Parent which provides ZM Capital and its affiliates (collectively, the “ZM Investors”) or Parent, acting at the direction of ZM Capital, the right to terminate or substitute any Co-Investor’s Equity Commitment. Accordingly, each Co-Investor’s ultimate beneficial ownership interest, if any, in Parent or the Company upon the consummation of the Merger will be determined by Parent. The Interim Investors Agreement has been filed as Exhibit (d)(7) to the Schedule 13E-3.

Even if each Co-Investor purchases its full Equity Commitment, no Co-Investor individually, or collectively, will have the power to direct the management and policies of Parent or Merger Sub. This is because under the terms of the Equity Commitment and the Interim Investors Agreement after the consummation of the transactions contemplated by the merger agreement (i) no Co-Investor will have, directly or indirectly, more than 15.1% of voting securities of Parent on a fully diluted basis, (ii) Parent will be managed by a manager which will be ZM Capital or a designee thereof and (iii) ZM Capital will have the right to appoint the majority of both Parent’s board and Company’s board. Therefore, we do not believe that any of the Co-Investors should be considered an affiliate of the Company, Merger Sub or Parent under Rule 13e-3 as none of the Co-Investors directly or indirectly controls, is controlled by, or is under common control with, or is expected to control, be controlled by, or be under common control with, the Company, Merger Sub or Parent.

As a general matter, each Co-Investor’s role in the merger is not the type of role that Rule 13e-3 is intended to regulate and thus, there are no possibilities for abuse normally associated with Rule 13e-3. As described in the Interpretive Release, Rule 13e-3 was adopted as a means to protect unaffiliated security holders of the target company, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose, in part, out of the fact that “[t]he nature of and methods historically utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This is due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.” As described in the Proxy Statement under the section entitled “The Merger – Background of the Merger,” substantive negotiations regarding the merger and merger agreement were held

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exclusively between the special committee of the Company’s board of directors, the special committee’s legal advisors and the Company’s financial advisors, on the one hand, and representatives of ZM Capital and its legal advisors, on the other. As anticipated minority investors in the Company, no Co-Investor participated in negotiations with the Company regarding the merger and merger agreement. Moreover, during the principal negotiations, including during the establishment of the transaction economic structure, the Co-Investors had not agreed to provide Equity Commitments.

Based on the foregoing facts, we respectfully advise the Staff that we believe that the Co-Investors do not need to be filing persons required to file a Schedule 13E-3 in connection with the merger because the Co-Inventors are not “affiliates” of the Company within the meaning of Rule 13e-3(a)(1).

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No, 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Alloy, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3 In addition, be sure that each new filer signs the Schedule 13E-3.

Response: In light of our response to Comment 1, we do not believe that additional disclosures are required.

Introduction

3.	We note your statement in the last paragraph of this section that “none of the Filing Persons, including Alloy, takes responsibility for the accuracy of any information not supplied by such Filing Person.” Because each of the Filing Persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosure otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

Response: The Filing Persons have revised the last paragraph of this section to remove the disclaimer in response to the Staff’s comment.

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Exhibits, page 13

4.	We note that you have applied for confidential treatment for information contained in certain exhibits. Comments related to your request for confidential treatment will be provided under separate cover.

Response: The Staff’s comment is noted. The Company has received the Staff’s comment letter dated August 26, 2010 in connection with its confidential treatment request and will respond to the Staff under separate cover.

5.	We note the disclaimer on page 2 of Exhibit 99(c)(3) indicating that the Macquarie material is confidential to the person(s) to whom it is delivered and should not be copied or distributed, in whole or in part, or its contents disclosed by such person(s) to any other person. We note similar disclaimers in the Macquarie materials filed as exhibits 99(c)(3), 99(c)(4), 99(c)(5), 99(c)(6), and 99(c)(7). Please disclose, if true, that Macquarie has consented to use of their materials in the document.

Response: The Company supplementally advises the Staff that Macquarie Capital has consented to the use of their materials in the Schedule 13E-3.

Schedule 14A

6.	Please complete all blanks in the filing.

Response: The Company respectfully advises the Staff that all blanks will be completed in the definitive proxy statement which is delivered to stockholders. In order to provide the most current information to our stockholders, certain items, such as the meeting date or the Record Date and information tied to the Record Date, will be completed only after the Staff’s review process is substantially complete. Further, as discussed in our response to Comment 60, the Company will annex to the next draft of the Proxy Statement financial statements in satisfaction of the financial information requirements and will update certain other financial information included therein (including book value per share and the table located on page 54 of the Proxy Statement) to reflect information as of July 31, 2010.

7.	Please review the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” See Exchange Act Rule 14a-6(e)(1).

Response: The Company has revised the first page of the Proxy Statement and the proxy card in response to the Staff’s comment.

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Letter to Stockholders

8.	Please revise the third paragraph to clarify the impact that the merger will have on stockholders, they will cease to have any ownership interest in the company going forward.

Response: The Company has revised the disclosure in the third paragraph of the Letter to Stockholders in response to the Staff’s comment.

Summary Term Sheet, page 1

Conditions to Closing the Merger, page 2

9.	Refer to the first and second bullet point under this caption. Disclose the company’s current Consolidated EBITDA and its cash and cash equivalents, and ensure that such information is up to date in the definitive proxy statement delivered to security holders.

Response: The Company has revised the disclosure in the referenced bullets under this caption on pages 2 and 3 of the Proxy Statement in response to the Staff’s comment and confirms that it will ensure that the information is up to date in the definitive proxy statement delivered to stockholders.

Other Important Considerations, page 7

10.	On page 8, revise to specifically list the employees that constitute the “Participating Employees.” To the extent that any Participating Employee has not been included as a filing person, please tell us why you believe such person is not an affiliate engaged, directly or indirectly, in the going private transaction. For guidance, refer to Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3. If you add any Participating Employee as a filing person, please refer to the guidance provided above in comment 2.

Response: We respectfully advise the Staff that none of the Participating Employees, with the exception of Leslie Morgenstein, who is already a filing person, is an affiliate of the Company engaged in a going private transaction. While we are aware of Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, we do not believe any of the Participating Employees, with the exception of Leslie Morgenstein, are intended to be covered by Rule 13e-3.

With the exception of Leslie Morgenstein, the Participating Employees constitute 26 of the Company’s employees, none of whom will hold a material amount of the surviving company’s outstanding equity securities, occupy any seats on the board, have a commitment to occupy an executive officer position in the surviving company or otherwise be in a position to “control” the surviving company following the merger apart from their existing roles with the Company. As described in our response to Comment 1 above, equity holdings are a factor in

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considering whether a party is an affiliate of an issuer and the element of “control” is fundamental to the concept of an “affiliate” as defined in Rule 13e-3. Determining control is highly dependent upon specific facts and circumstances. With the exception of Leslie Morgenstein, the 26 Participating Employees will indirectly own only approximately 3.6% in the aggregate of membership units of the surviving corporation following the merger. None of the membership units held by the Participating Employees will vest for three years, subject to certain events of acceleration. Moreover, with the exception of Leslie Morgenstein, none of the 26 Participating Employees is entering into any employment agreement with the surviving corporation or Parent. Further, as described in our response to Comment 1, Rule 13e-3 was adopted as a means to protect unaffiliated security holders of the target company, in particular against any adverse effects such transactions may have upon the confidence of investors. Because the Participating Employee, with the exception of Mr. Morgenstein, will not hold a material amount of the membership units of the surviving corporation and are not entering into any additional employment arrangements with the surviving corporation, their role in the merger is not the type of role that Rule 13e-3 is intended to regulate and thus, there are no possibilities for abuse normally associated with Rule 13e-3.

Based on the foregoing facts, we respectfully advise the Staff that we believe that the Participating Employees do not need to be filing persons required to file a Schedule 13E-3 in connection with the merger because the Participating Employees are not “affiliates” of the Company within the meaning of Rule 13e-3(a)(1).

Special Factors, page 16

Background of the Merger, page 16

11.	Please revise your disclosure throughout this section to eliminate generic references to discussions or negotiations between the parties; instead, briefly describe the substance of those discussions and negotiations in more detail by identifying the persons involved, who initiated contact, and the conclusions drawn from each meeting. See Item 14(b)(7) of Schedule 14A and corresponding Item 1005 of Regulation M-A.

Response: The Company has revised the “Background of the Merger” section of the Proxy Statement in response to the Staff’s comment.

12.	On page 16, in the third paragraph of this section, you state that after Bidder A and the company completed some preliminary discussions and due diligence, you expected to receive an indication of interest from Bidder A for a going private transaction with the participation of senior management. Please clarify why you expected that any transaction would be structured as a going private transaction.

Response: The Company has revised page 16 of the Proxy Statement in response to the Staff’s comment.

13.	We note that based on your expectation of receiving an indication of interest from Bidder A, you formed the special committee on November 16, 2009. You also selected

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the committee’s advisors and both advisors made presentations to the committee on the same date. It appears that you were able to form the committee, select its advisors and receive their presentations on the same date. Please clarify the chain of events such that the committee was able to receive presentations on the date it was formed, and explain why it appears that the committee did not select its own advisors.

Response: The Company has revised the disclosure on pages 16 and 17 of the Proxy Statement in response to the Staff’s comment.

14.	We note that although the special committee was given authority to review, evaluate, negotiate, approve or disapprove agreements with potential buyers of the company, the negotiations were not conducted by the special committee, and the entire board appears to have held all meetings related to the discussions with various interested parties and to have received the presentations from the special committee’s advisors. We also note the facts described above in comment 13 with respect to the selection of the special committee’s advisors. Thus, explain the actual role of the special committee in the sale process.

Response: The Company has revised the disclosure on pages 17 and 18 and throughout the “Background of the Merger” section of the Proxy Statement in response to the Staff’s comment to clarify that during the course of negotiations, in particular with respect to those involving ZM, Mr. Graham, as chairman of the special committee, typically led negotiations together with Macquarie Capital and led all strategy sessions with the special committee regarding the ZM negotiations

15.	In the third full paragraph on page 17, you state that throughout the second half of November 2009 and early December 2009, Macquarie Capital held six separate due diligence meetings with Bidder A, in some instances with Bidder A’s advisors and officers of Alloy, including Messrs. Diamond and Johnson and Leslie Morgenstein, chief executive officer of Alloy Entertainment. Revise throughout this section to clearly disclose whenever Messrs. Diamond, Johnson, and Morgenstein were present at each meeting.

Response: The Company has revised the disclosure on page 18 of the Proxy Statement in response to the Staff’s comment.

16.	Refer to the third paragraph on page 18. Describe the topics discussed during the referenced dinner.

Response: The Company has revised the disclosure on page 19 of the Proxy Statement in response to the Staff’s comment.

17.	Refer to the fifth paragraph on page 18. Describe the feedback given to ZM by Macquarie.

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Response: The Company has revised the disclosure on page 19 of the Proxy Statement in response to the Staff’s comment.

18.	On pages 18 and 19, you state that while Bidder A was no longer interested in pursuing an acquisition of Alloy, Bidder A did indicate an interest in exploring an investment in a joint venture with the company, but did not wish to acquire the company as a whole. Please describe the offer or indication of interest from Bidder A and explain when and how you determined not to further negotiate with Bidder A.

Response: The Company has revised the disclosure on page 21 of the Proxy Statement in response to the Staff’s comment.

19.	We note your disclosure in the antepenultimate paragraph on page 19 that the special committee discussed various ranges of possible valuation of the company. Please revise to disclose the various ranges of possible valuation.

Response: The Company has revised the disclosure on page 21 of the Proxy Statement in response to the Staff’s comment.

20.	In the fourth full paragraph on page 20, you state that during the April 22, 2010 special meeting of the board, the board discussed the challenges associated with remaining a public company in the context of a potential restructuring, and Mr. Graham led a discussion on several alternative strategies for the board to consider. Please revise to explain what potential structures and strategies were considered by the board, and why the board chose not to adopt such options.

Response: The Company has revised the disclosure on page 22 of the Proxy Statement in response to the Staff’s comment.

21.	Please revise to explain the concept of a “banking pre-call” as used in the third full paragraph of page 21.

Response: The Company has revised the disclosure on page 23 of the Proxy Statement in response to the Staff’s comment.

22.	Revise the third full paragraph on page 22 to describe the results of the referenced meeting.

Response: The Company has revised the disclosure on page 24 of the Proxy Statement in response to the Staff’s comment.

23.	In the antepenultimate paragraph on page 22, you state that Macquarie had informed ZM that the special committee was seeking $10 per share. Please revise to disclose the developments, discussions and specific views that led to the conclusion that $10.00 per share was viewed as an acceptable price per share for the unaffiliated stockholders. Also discuss how Mr. Graham determined that the offered price of $9.80 “was within an acceptable range.”

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Response: The Company has revised the disclosure on page 25 of the Proxy Statement in response to the Staff’s comment.

24.	In the second paragraph on page 23, you state that on June 7, 2010, you sold substantially all of your assets used exclusively in your FrontLine Marketing division for approximately $36 million in cash, together with certain liabilities associated with such business, and that this transaction “satisfied one of the conditions described by ZM in its revised indication of interest letter of May 20th.” Please provide us with a legal analysis of why this transaction was not the first step in a series of transactions with a reasonable likelihood, or a purpose of producing, either directly or indirectly, any of the effects described in Exchange Act Rule 13e-3(a)(3)(ii).

Response: The Company respectfully advises the Staff that the FrontLine Marketing sale was not the first step in a series of transactions with a reasonable likelihood, or purpose of producing, either directly or indirectly, any of the effects described in Exchange Act Rule 13e-3(a)(3)(ii) because it was an independent sale that was completed separately from the transaction at hand and was not intended to, directly or indirectly, produce any of the effects described in Rule 13e-3(a)(3)(ii). The Company entered into a separate engagement letter with an unrelated investment bank on November 30, 2009 in connection with a potential sale of the Company’s Frontline Marketing business. At the time of the engagement, no determination had been made by the board of directors to sell one or more of the Company’s businesses to produce any of the effects described in the above-referenced rule. The board of directors of the Company did not definitively decide that a sale of the Company was the best alternative to maximize stockholder value until the meeting of April 22, 2010. ZM referenced the FrontLine Marketing sale in its letter as an assumption material to its valuation because the proceeds of the sale would have a material impact on the size and structure of ZM’s contemplated financing arrangements, which were being negotiated at the time of the May 20, 2010 interest letter. The sale of FrontLine Marketing is not a condition to the definitive merger agreement with ZM Capital. The Company has revised the disclosure on page 18 of the Proxy Statement in response to the Staff’s comment.

25.	Revise this section generally to describe all negotiations with members of management relating to the rollover of their equity and their new employment agreements.

Response: The Company has revised the disclosure on pages 20, 21 and 25 through 27 of the Proxy Statement in response to the Staff’s comment.

Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger, page 24

Merger Consideration, page 26

26.

The third bullet point indicates that in reaching its determination regarding fairness to unaffiliated stockholders, the special committee considered that “[y]our board of directors determined that this offer was the most feasible and financially favorable transaction for [y]our stockholders.” Please explain how this is possible, given that the special committee approved the transaction prior to submitting it to the company’s board

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of directors, who then expressly adopted the special committee’s conclusion and analysis regarding the fairness of the transaction.

Response: The Company has revised the disclosure on page 29 of the Proxy Statement in response to the Staff’s comment to clarify that the bullet was intended to reference the conclusion at the special committee meeting on April 22, 2010 that the best route to follow in order to maximize stockholder value was to consider pursuing a sale of the Company.

27.	The fourth bullet point states that the special committee considered the market price performance of the company’s common stock relative to those of other companies in the industries in which the company participates. Please revise to include a more detailed discussion of the companies considered and how this supported the special committee’s conclusion regarding fairness to unaffiliated stockholders.

Response: The Company has revised the referenced bullet point on page 30 of the Proxy Statement to insert a cross reference to the section in “Special Factors – Opinion of Macquarie Capital – Sum-of-the-Parts Analysis” which describes the relevant analysis and revised the disclosure on pages 37 and 39 of the Proxy Statement in response to the Staff’s comment.

Prospects in Remaining Independent, page 26

28.	Please explain how the market price of your shares was “adjusted for present value,” as disclosed in the last bullet point on page 26.

Response: The Company has revised the referenced bullet point on page 30 of the Proxy Statement in response to the Staff’s comment.

Terms of the Merger Agreement and Voting Agreement, page 27

29.	The fourth bullet point on page 27 states that in considering the fairness of the transaction to unaffiliated stockholders, the special committee considered that stockholders representing approximately 25% of the company’s common stock outstanding as of the date of the merger agreement entered into the voting agreement. Please revise to disclose the percentage held by affiliates that have signed the Schedule 13E-3 and are parties to the voting agreement.

Response: The Company has revised the disclosure in the referenced bullet point on page 31 of the Proxy Statement in response to the Staff’s comment.

30.	The ninth full bullet point on page 28 states that the financial and other terms and conditions of the merger agreement were the product of “arm’s-length negotiations” between the special committee and its advisors, on the one hand, and Parent and its advisors, on the other hand. Please delete all references to “arm’s-length negotiations.” Such references are inappropriate in a going private transaction by affiliates.

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Response: The Company has revised the disclosure on pages 29 through 51 of the Proxy Statement to remove all references to “arm’s-length negotiations” in response to the Staff’s comment.

Recommendation of Our Board of Directors, page 30

31.	Please clarify the reason for each filing person to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

Response: The Company respectfully refers the Staff to the disclosure located on pages 16 through 28 of the Proxy Statement which delineate the background and reasons that the Company determined to undertake the going private transaction at this time as opposed to other times in the Company’s history. The Company has revised the disclosure on page 34 of the Proxy Statement in response to the Staff’s comment.

Opinion of Macquarie Capital, page 31

32.	The final sentence of the second paragraph states that the summary of the opinion of Macquarie Capital set forth in this proxy statement is “qualified in its entirety by reference to the full text of the opinion.” We note similar disclosure elsewhere in your proxy statement. Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding.

Response: The Company confirms its understanding that the summary must be complete in describing all material provisions of the opinion of Macquarie Capital.

33.	We note your statement on page 31 that with respect to the financial projections of the company that were furnished to Macquarie Capital, Macquarie Capital assumed that such financial projections were reasonably prepared by the company on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the company. Please note that material information used by Macquarie Capital in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board considered that the financial advisor’s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Macquarie Capital that it used to formulate its opinion, including the specific assumptions outlined in its fairness opinion and report.

Response: The Company respectfully advises the Staff that it has summarized and included in the Proxy Statement the material information used by Macquarie Capital in formulating its data. Management prepared for Macquarie Capital projections that extended for a period of five years and consulted with Peter Graham as to the reasonableness of the

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underlying growth rate assumptions employed in the preparation of the projections. Beginning on November 25, 2009, the Company provided to Macquarie Capital these projections on a monthly basis. As yearly projections had been routinely prepared by management in the past and Peter Graham was involved in reviewing the reasonableness of the underlying growth rate assumptions of the extended projections, the special committee considered the financial advisor’s reliance upon such materials to be reasonable. The Proxy Statement includes the most recent projections provided to Macquarie Capital, which were last updated on June 7, 2010. As there were no substantive changes in the financial projections from each month-to-month, aside from small margin adjustments, the Company did not include each separate set of financial projections provided to Macquarie in the Proxy Statement. Only the projected financial information included on page 107 of the Proxy Statement was used by Macquarie Capital for purposes of its financial analyses described on pages 35 through 45 of the Proxy Statement.

Historical Stock Price Analysis, page 33

34.	Please revise to explain why Macquarie Capital used Volume-Weighted Average Price as part of its historical stock price analysis.

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment.

Sum-of-the-Parts Analysis, page 33

35.	Please revise to explain why Macquarie Capital used a sum-of-the-parts analysis based on the ratio of enterprise value to 2010 estimated EBITDA.

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment.

36.	Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies. Disclose whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Response: The Company has revised the disclosure on page 39 of the Proxy Statement to respond to the Staff’s comment. The Company confirms that the criteria were consistently applied and no companies were deliberately excluded from the dataset.

37.	Please provide a more detailed explanation of how Macquarie Capital selected comparable multiples that reflected “as closely as possible the specific profile for each of Alloy businesses.” Specifically address how this resulted in a blended multiples range used for the Media and Entertainment segment of 7.7x to 9.2x, and a blended multiples range used for the company’s other businesses of 3.5x to 4.3x.

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Response: The Company has revised the disclosure on page 39 of the Proxy Statement in response to the Staff’s comment. The Company believes the revised disclosure adequately discloses how Macquarie Capital derived ranges for the Media and Entertainment segment.

38.	In the final paragraph on page 35 and the first paragraph on page 36, explain why it is significant that the implied equity value represented a premium over the one month VWAP.

Response: The Company has revised the disclosure on pages 37 and 40 of the Proxy Statement to explain the purpose of the one month VWAP in response to the Staff’s comment.

39.	Please revise the first paragraph on page 36 to explain how Macquarie Capital determined that a discount rate of fifty percent to the value attributable to the company’s Entertainment business was appropriate.

Response: The Company respectfully advises the Staff that Macquarie Capital utilized the discount rate of 50% in its analysis purely for illustrative purposes to illustrate the need for capital investment and risk of execution and not as an evaluation that such a discount rate should be applied. The Company has revised the disclosure on page 40 of the Proxy Statement in response to the Staff’s comment to clarify this distinction.

Discounted Cash Flow Analysis, page 37

40.	Please disclose the financial projections used for this analysis or include a cross-reference to where the projections appear in the proxy statement.

Response: The Company has revised the disclosure on page 41 of the Proxy Statement to insert a cross-reference to the financial projections used for the analysis.

41.	Please revise to explain why Macquarie Capital used perpetuity growth rates of 2.0%, 3.0% and 4.0% to calculate the net present value of the illustrative terminal value of the company for the fiscal year 2015 into perpetuity.

Response: The Company has revised the disclosure on page 41 of the Proxy Statement in response to the Staff’s comment.

Leveraged Buy-Out Analysis, page 37

42.	Please revise to explain why Macquarie Capital believed that a leveraged buy-out analysis was significant for determining whether the transaction was fair to unaffiliated shareholders.

Response: The Company has revised the disclosure on page 42 of the Proxy Statement in response to the Staff’s comment.

43.	In the first paragraph of this section, you state that Macquarie Capital assumed levels of debt financing and management equity grants consistent with its assessment of current

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August 30, 2010

market terms for middle market sponsor-backed transactions. Please revise to provide a more detailed discussion of the current market terms.

Response: The Company has revised the disclosure on page 42 of the Proxy Statement in response to the Staff’s comment.

44.	Please revise to explain why Macquarie Capital used exit EBITDA multiples of 7.0x and 9.0x in its sensitivity analysis.

Response: The Company has revised page 42 of the Proxy Statement in response to the Staff’s comment.

45.	Please revise to explain why the premium range over one month VWAP is significant.

Response: The Company has revised the disclosure on page 40 of the Proxy Statement to explain the purpose of the one month VWAP in response to the Staff’s comment.

Other, page 37

46.	We note your statement that although Macquarie Capital determined that there are no precedent transactions directly comparable to the merger, it did review certain recent media transactions and based upon certain financial metrics derived from these transactions concluded that each of the company’s businesses is valued in the foregoing methodologies appropriately, taking into account size, growth, profitability and other factors that Macquarie Capital deemed relevant. Please revise to provide a more detailed discussion, including the transactions reviewed, details of the transactions, and what conclusion Macquarie reached.

Response: The Company has revised the disclosure on pages 42 and 43 of the Proxy Statement in response to the Staff’s comment.

General, page 38

47.	Please revise the final paragraph of this section to disclose the “substantial portion” of the fees payable to Macquarie Capital that is contingent upon completion of the merger.

Response: The Company has revised the disclosure on page 44 of the Proxy Statement in response to the Staff’s comment.

Other Written Presentations by Macquarie Capital, page 39

48.	Please clarify what changed, specifically, between the April 8, 2010 presentation and the April 16, 2010 presentation.

Response: The Company respectfully advises the Staff that the only substantive differences between the April 8, 2010 presentation and the April 16, 2010 presentation were the inclusion of the valuation for Net Operating Losses in the discounted cash flow analysis and the

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August 30, 2010

inclusion of a management equity grant and the ability to dividend out (i) 50% of cash flows each year and (ii) proceeds from divestitures in the going private ability to pay analysis. These changes were in response to requests from a member of the special committee. The Company has revised the disclosure on page 45 of the Proxy Statement to clarify these changes in response to the Staff’s comment.

Purpose and Reasons of the Buyer Filing Persons for the Merger, page 39

49.	Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Further, the description must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Please revise the proxy statement to include this disclosure. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A. Please note that this comment also applies to Messrs. Diamond, Johnson, and Morgenstein.

Response: The Company respectfully refers the Staff to the table located on page 54 of the Proxy Statement, which discloses the effect of the Rule 13e-3 transaction on the affiliates’ interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. The Company has revised the table to include Leslie Morgenstein in response to the Staff’s comment. The Company has also revised the disclosure on page 53 in response to the Staff’s comment. Lastly, we respectfully refer the Staff to the to the “Certain Effects of the Merger” section beginning on page 52 of the Proxy Statement and the “Material U.S. Federal Income Tax Consequences of the Merger” section beginning on page 71 of the Proxy Statement.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 40

50.	We note your disclosure on pages 43 and 45 that the Buyer Filing Persons and Messrs. Diamond, Johnson, and Morgenstein did not establish a pre-merger going concern value for your equity as a public company for the purpose of determining the fairness of the merger consideration to the unaffiliated stockholders because, following the merger, you will have a different capital structure. We also note that Macquarie Capital was able to use projected financial information provided by the company to conduct going concern analyses that supported the company’s fairness determination. Please explain this apparent inconsistency.

The Company has revised the referenced disclosures on pages 48 and 51 of the Proxy Statement in response to the Staff’s comment.

51.	Please revise this section and the immediately following section to describe any potential negative factors considered by the filing persons in reaching their fairness determination. For example, did these filing persons consider the conflicts of interests present in the transaction? Did they consider the fact that there is no minority-of-the-majority voting condition and the voting agreements’ effect on the security holder vote?

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Response: The Filing Persons have revised the disclosure on pages 48 and 51 of the Proxy Statement in response to the Staff’s comment.

Certain Effects of the Merger, page 46

52.	Please revise your disclosure in the final paragraph on page 47 and the corresponding paragraph on page 59 to disclose the identity of the employees that will hold units in the Parent bonus pool.

Response: The Company supplementally advises the Staff that the determination of the additional employees, if any, who will receive units in the Parent bonus pool has not yet occurred and will be at the discretion of the board of directors of the surviving company. The Company has revised the referenced paragraph on page 53 of the Proxy Statement and the corresponding paragraph on page 67 of the Proxy Statement to disclose that it has not yet identified any additional employees that will hold units in the Parent bonus pool in response to the Staff’s comment.

Financing of the Merger, page 50

53.	Refer to sixth and ninth bullet points on page 51. Please disclose whether the lenders would have had an obligation to assert any Material Adverse Effect that occurred or was discovered between January 31, 2010 and the date of the proxy statement, or whether the ratios referred in the ninth bullet point were unsatisfactory as of the date of the proxy statement. Also, please describe all the ratios referenced and quantify them as of a date close to the date of the proxy statement. Finally, quantify the maximum leverage and minimum fixed charge coverage ratios referenced in the last paragraph of this section on page 52.

Response: In response to the first sentence of the Staff’s comment, the Company respectfully notes that the sixth and ninth bullet points are customary closing conditions which will need to be satisfied only at the closing of the transaction. Because such conditions are tested only at closing, the Company respectfully advises that the lenders have not evaluated whether or not these conditions to closing would have been satisfied on a date earlier than the closing date.

In response to the second sentence of the Staff’s comment, the Company has revised the disclosure on page 58 of the Proxy Statement to clarify that the two ratios referenced in the ninth bullet point are the only ratios subject to satisfaction on a pro forma basis after completion of all transactions contemplated by the merger agreement. Satisfaction of those two ratios requires the closing of the transaction and a significant change in the Company’s capital structure, including funding of the new equity and debt, and a substantial reduction in the Company’s available cash balances. Accordingly, the calculation of the ratios cannot be determined using the Company’s current or historical financial data. Calculation of the ratios on a pro-forma basis (assuming the closing of the transaction on the date of calculation) would require assumptions concerning conditions not under the control of the Company, including: (i) how much equity capital is actually contributed by the equity investors and the rollover investors; and (ii) how much debt capital is actually drawn down from the lenders. For these reasons, the Company respectfully

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advises the Staff that it has not quantified those ratios as of a date close to the date of the Proxy Statement because such disclosure is not meaningful and potentially misleading.

Finally, in response to the third sentence of the Staff’s comment, the Company has revised the disclosure referenced in the last paragraph of this section on page 59 of the Proxy Statement.

Interests of the Company’s Directors and Executive Officers in the Merger, page 54

54.	With respect to the New Management Arrangements (page 56), please describe how the new arrangements are different from the existing arrangements. Also, quantify the severance arrangements described on page 60.

Response: The Company has revised the disclosure on pages 63 through 71 of the Proxy Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders, page 60

55.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and the other Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.

Response: The Company has revised the disclosure on pages 71 through 73 of the Proxy Statement in response to the Staff’s comment.

Litigation Related to the Merger, page 63

56.	Please provide us with a copy of each complaint filed in the Court of Chancery of the State of Delaware.

Response: We have enclosed in our package to Evan S. Jacobson a copy of the complaint, as consolidated and amended to date, filed in the Court of Chancery of the State of Delaware in response to the Staff’s comment.

Cautionary Statement Regarding Forward-Looking Statements, page 64

57.

We note that you are incorporating by reference from your most recent annual report on Form 10-K, and certain quarterly reports on Form 10-Q, and that these filings have advisory language regarding forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise this section to include disclosure stating that the safe harbor provisions in the Form 10-K and Forms 10-Q incorporated by reference

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into the proxy statement do not apply to any forward-looking statements the company makes in connection with the going private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Response: The Company has revised the disclosure on page 75 of the Proxy Statement in response to the Staff’s comment.

The Merger Agreement (Proposal No. 1), page 70

58.	We note your statement that the “terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Alloy, Parent or any of their respective subsidiaries or affiliates” and that “the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts.” Please revise to remove any potential implication that the merger agreement does not constitute disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

Response: We have revised the disclosure on page 81 of the Proxy Statement in response to the Staff’s comment.

59.	We note your statement that “information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement.” Please confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the statements included in the proxy statement not misleading.

Response: The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the statements included in the Proxy Statement not misleading.

Historical Selected Financial Data, page 95

60.	We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction I to Item 13 of Schedule 13E-3. For example, but without limitation, you do not appear to have disclosed current assets, noncurrent assets, current liabilities, and noncurrent liabilities. Please revise the proxy statement to provide all disclosure required by Item 1010(c) of Regulation M-A.

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Response: The Company respectfully advises the Staff that it has removed the referenced summarized financial table and ratio of earnings to fixed charges table in the Proxy Statement and will annex to the next draft of the Proxy Statement financial statements in satisfaction of the financial information requirements. Per our discussions with the Staff, such financial information will reflect the FrontLine Marketing business as a discontinued business after the filing of the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2010, which the Company currently plans to file with the Commission on or around September 9, 2010. The Company further advises the Staff that it will update certain other financial information included therein (including book value per share and the table located on page 54 of the Proxy Statement) to reflect information as of July 31, 2010.

Projected Financial Information, page 97

61.	We note that you disclose the forecasts provided to Macquarie Capital in June 2010, but that Macquarie performed analyses prior to this date that would have required some projected financial information. Thus, please tell us whether you provided Macquarie with projected financial information other than the ones already disclosed. If so, please include all projections provided to Macquarie.

Response: The Company respectfully refers the Staff to its response to Comment 33.

62.	Please disclose the approximate date on which the forecasts were last updated by management, and the key business and economic assumptions underlying the forecasts. Also, indicate what role, if any, any filing person played in formulating these forecasts.

Response: The Company respectfully advises the Staff that the most recent financial forecasts provided to Macquarie Capital were last updated on June 7, 2010 and the Company has revised the disclosure on page 107 of the Proxy Statement in response to the Staff’s comment. The Company also respectfully refers the Staff to its response to Comment 33 above.

Security Ownership of Certain Beneficial Owners and Management, page 100

63.	Please update this disclosure.

Response: The Company respectfully advises the Staff that it will update the referenced disclosure as of the Record Date in the definitive proxy statement that is delivered to stockholders. As the Record Date has not yet been determined, the Company is unable to update the disclosure at this time.

64.	We note in footnotes 9 and 10 the disclaimer of beneficial ownership “except to the extent of his pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Response: The Company has revised the disclosure on page 110 of the Proxy Statement in response to the Staff’s comment.

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Where You Can Find More Information, page 106

65.	Please refer to the penultimate paragraph on page 106. Neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response: The Company has revised the disclosure on page 115 of the Proxy Statement in response to the Staff’s comment.

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements.

Please do not hesitate to contact me at (212) 715-9486 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response. I expect to be out of the office from September 2 – 13. In my absence, please feel free to contact my colleague Lily Lee at (212) 715-9461 (fax: 212-715-8000).

Sincerely,

/s/ Richard H. Gilden

Richard H. Gilden

cc:	Lilias Lee, Esq.
Kramer, Levin, Naftalis & Frankel LLP